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Joseph Strommen <[redacted]>

# Re: TECHNOLOGY

4 messages

**Matthew Burd** <[redacted] Mon, May 6, 2024 at 11:16 AM
To: [redacted]
Bcc: [redacted]

Hi Folks,

I am writing to make you aware that there may soon be a means by which fossil fuel heat and domestic hot water could be more cost effectively replaced and that it might serve your program to include such an example project.

The technology is air source heat pumps that can deliver hot enough water to feed existing central hydronic systems. Where central hot water systems exist these heat pumps make possible conversion of all heat to electrification without the costs of either complex retrofit of duct work, or condensers for every unit with extensive piping, multiple fan coils for each unit and construction work in every unit. It obviates need for work in each unit and leaves a few heat pumps outdoors serving dozens of units with their accustomed heat and hot water delivery uninterrupted. See more here: https://www.2040energy.com/articles/introducing-renewaboiler/

At my own Condominium we have developed estimates, based on budgetary quotes from equipment suppliers and NYSERDA installers, for this technology that are ***under $10,000/family or unit.*** We have interested local officials, and the Clean Heat Program ( see attached PDFs) to the extent that they have expanded from solely funding Air Source to Air units to being willing to allocate some rebate funds for our prospective Air Source to Water project.

The manufacturer of these units 20/40 Energy, is expecting to have at least pre-production models which I hope (pending Board approval and some additional financing) to install before the 24-25 heating season (if the prototypes work as designed). For other multi-family users the manufacturer expects to be in production in time for the 25-26 heating season (if the prototypes work as designed), and I think this may be way for your program to reduce GHG and serve far more families on the same dime.

I would love to discuss this with you whenever it is convenient to you.

> Matt Burd,
> [redacted]
> Board member Village Arms Condominium Association

**3 attachments**

**CleanHeatApproval.pdf**
76K

**CleanHeatApproval.pdf**
76K

**countyexecsupportletter.pdf**
493K

**Matthew Burd** <[redacted] Tue, May 7, 2024 at 1:56 PM
To: Joe Strommen [redacted]>

Joe

In addition to looking into CFHF i will continue to try to get Board support with and/or without additional grants or loans, for a project probably using pre-production models (?) next year.

Also, i know it is a drop in the bucket but I having read the crowd funding stuff more throughly I feel i can invest withot "recusing' myself from Board votes as long as I fully disclose my small stake. I intend to put the max recommended 5% of my income, $5,000, in the pot ASAP after vacation (rafting in Utah for next 2 weeks).

I hope all is well with you yourself and the CEO of 20/40 Energy as well.

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**3 attachments**

**CleanHeatApproval.pdf**
76K

**CleanHeatApproval.pdf**
76K

**countyexecsupportletter.pdf**
493K

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**Joseph Strommen** <[redacted]> Wed, May 8, 2024 at 10:58 AM
To: Matthew Burd <[redacted]>

Thanks Matt - I appreciate that!

We are currently stuck waiting for the SEC to send us "CIK" codes that allow Wefunder to file the paperwork so the campaign can go live. It's supposed to be a very quick process, but it's been waiting for a few days now. Wefunder is looking into it and hopefully can get it resolved soon. Frustrating!

Joe Strommen
Founder, 2040 Energy
[redacted]

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**Joseph Strommen** <[redacted]> Wed, May 15, 2024 at 3:09 PM
To: Matthew Burd <[redacted]>

Hi Matt - I should have included this disclaimer with my reply to your email:

*2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Joe Strommen
Founder, 2040 Energy
[redacted]

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